Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

QNB Corp.

We hereby consent to the incorporation by reference in the registration statement No. 333-164103, on Form S-3, and Nos. 333-206134, 333-175788, 333-91201, 333-125998, and 333-135408 on Form S-8 of our reports dated March 14, 2016, relating to the consolidated balance sheets of QNB Corp. and subsidiary as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K.

/s/ Baker Tilly Virchow Krause, LLP

Allentown, Pennsylvania

March 14, 2016